Exhibit (B)(1)
COLUMN FINANCIAL, INC.
Eleven Madison Avenue
New York, New York 10010
COMMITMENT LETTER
June 30, 2006
K-Two Holdco Limited
Coral Towers
Paradise Island, the Bahamas
with copies to:
World Leisure Group, Limited
Ground Floor
Sir Walter Raleigh House
48-50 The Esplanade
St. Helier, Jersey
England, JE1 4HH
Istithmar PJSC
Emirates Towers, Level 4
Sheikh Zayed Road — PO Box 17000
Dubai, United Arab Emirates
Attention: David Jackson, Chief Investment Officer
The Related Companies, L.P.
60 Columbus Circle
New York, NY 10023
Attention: Jeff Blau
Colony Investors VII, L.P.,
Colony Capital, LLC
1999 Avenue of the Stars, Suite 1200
Los Angeles, CA 90067
Attention: Jonathan H. Grunzweig, Principal and Chief Investment Officer
Providence Equity Partners Inc.
50 Kennedy Plaza
Providence, RI 02903
Attention: Paul J. Salem

Whitehall Street Global Real Estate Limited Partnership 2005
Whitehall Street International Real Estate Limited Partnership 2005
Whitehall Street Global Employee Fund 2005 L.P.
Whitehall Street International Employee Fund 2005 (Delaware L.P.)
85 Broad Street
New York, NY 10004
Attention: Jonathan Langer

Re:	Mortgage and Mezzanine Financing (the “Facility”) of the Atlantis Hotel and Casino, the One & Only Ocean Club located on Paradise Island, Bahamas and certain interests in the One & Only Palmilla located in Los Cabos, Mexico (the “Property”)
Gentlemen:
          This letter shall confirm the agreement of Column Financial, Inc. (together with its successors and permitted assigns, “CFI”) and German American Capital Corporation (together with its successors and permitted assigns, “GACC” and, together with CFI, each individually or collectively, “Lender”) to provide to K-Two Holdco Limited or one or more SPV bankruptcy remote entities (collectively, “Borrower”), to be owned, directly or indirectly, by Sol and Butch Kerzner, Whitehall Street Global Real Estate Limited Partnership 2005, Colony Capital, LLC, Providence Equity Partners Inc., Istithmar PJSC and The Related Companies and/or affiliates thereof (collectively, the “Sponsors”), with the Facility in an aggregate amount of up to $2,880,000,000 on the terms and conditions set forth in this letter and the Summary of Terms attached hereto (collectively, this “Commitment”). Pursuant to the terms of this Commitment, Lender shall provide the funding for the Facility. The Facility shall be provided by CFI (as to 50%) and GACC (as to 50%) on a pari passu basis, and with all obligations of each of CFI and GACC hereunder being on a several but not joint basis.
          All terms and conditions of the Summary of Terms attached hereto as Exhibit A and constituting a part hereof (including all exhibits and schedules attached thereto) are incorporated herein by reference for purposes of the Facility and terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Summary of Terms.
A. Closing Requirements
     This Commitment and the consummation of the Facility transaction are subject to the satisfaction (or waiver by Lender) of the matters described in this Commitment and in the Summary of Terms. Lender acknowledges and agrees that Lender has completed its due diligence on the Property except as expressly provided in the Schedule of Terms and Schedule 1 attached thereto.
     Notwithstanding anything to the contrary contained herein, Lender shall not be required to close the Facility unless each of the conditions precedent to the closing of the Facility have been satisfied by Borrower.
     This Commitment is also subject to:

     (1) regulations, Bahamian law and all other relevant laws (including, without limitation, any competition laws) having been fully complied with;
     (3) there being no breach by the Borrower of the terms of this Commitment;
     (4) closing of completed documentation no later than December 29, 2006 (time in respect of which is of the essence) in form and substance acceptable to the Lender reflecting this Commitment;
     (5) all financial information provided to Lender in connection with the Facility including, without limitation, any responses to due diligence inquiries, is true, accurate and complete in all material respects and supports an EBITDA for the 2006 year completed through April 30, 2006 of $83,000,000 (which excludes any deductions for management fees);
     (6) in the event that Lender or its affiliate shall not have funded the Interim Term Loan Amount, there shall not have occurred a “Material Adverse Effect on the Company” (as defined in the Amended and Restated Agreement and Plan of Merger dated April 30, 2006 (the “Merger Agreement”) by and among Kerzner International Limited, K-Two Holdco Limited and K-Two Subco Limited); and
     (7) the terms and provisions of the Schedule of Terms and Schedule 1 attached thereto, including, without limitation all conditions precedent to the closing of the Facility.
B. Lender’s Counsel
     The Loan Documents shall be prepared, and certain of the due diligence investigations outlined above shall be conducted, by Fried, Frank, Harris, Shriver & Jacobson LLP, special counsel for Lender. Lender may engage such other counsel with respect to particular aspects of the transaction as Lender deems necessary or advisable. The fees of special counsel for Lender and other counsel engaged by Lender shall be paid by the parties who accept this Commitment, and whose liability therefor shall be joint and several.
C.	Assignment by Lender
     Borrower acknowledges that Lender may (a) assign all or any part of its interest hereunder and its rights granted herein, subject only to such limitations as may be set forth in the Summary of Terms, and (b) designate any of its affiliates to perform any or all of its obligations hereunder.
D. Confidentiality
     Borrower shall use reasonable efforts to keep the specific terms of this Commitment and the Summary of Terms confidential; provided, however, that Lender acknowledges that Borrower shall be permitted (and intends) to distribute this Commitment and the Summary of Terms to (x) its officers, directors, employees, accountants, attorneys and other advisors, on a “need to know” basis in connection with the transactions contemplated hereby and on a confidential basis, (y) as reasonably required in connection with regulator matters, and (z) the Target and its advisors on a confidential basis in connection with the proposed Acquisition. Lender shall use reasonable efforts to keep the specific terms of this Commitment and the Summary of Terms confidential; provided, however, that Borrower acknowledges that Lender shall be permitted (and intends) to: (a) distribute this Commitment and the Summary of Terms, in connection with Lender’s efforts to market and sell all or any part of its interest in the Loan or work toward the closing of the Loan, to (i) persons who Lender reasonably believes would be permitted to acquire any such interest as set forth in the Summary of Terms or any agents or representatives involved in such marketing, and (ii) persons who Lender reasonably believes would be permitted to serve in the capacity of a servicer; and (b) disclose the terms of this Commitment and the Summary of Terms to its agents, representatives, officers, employees, counsel and other consultants, provided that in each such case the recipient of such materials and information agrees to be bound by Lender’s confidentiality obligations hereunder. Notwithstanding the foregoing, each party shall not be required to keep confidential any information which (A) was, is or becomes available to such party (or its representatives) from a source other than the other party hereto, (B) is or becomes generally available to the public, (C) was or is independently developed by the disclosing party (or its representatives), (D) is required to be filed or made public by reason of litigation or legal proceedings required in connection with this Commitment and/or (E) is required to be disclosed in order for Lender to comply with any regulatory matters or other legal obligation. The provisions of this Paragraph D shall terminate upon the Closing.
E. Expiration; Extension
     Notwithstanding anything contained herein to the contrary, this Commitment shall terminate on (and be of no further force and effect after) 5:00 p.m. (ET) on December 29, 2006 (such date, as the same may be extended as provided in this Paragraph E, the “Outside Date”), except for (i) those provisions of this Commitment captioned “Exclusivity; Break-Up Fee” and Paragraph H below, and (ii) those provisions of the Summary of Terms captioned “Expenses” and “Broker”, all of which shall survive any termination or expiration of this Commitment. The Outside Date may only be extended by a written instrument executed by Lender and Borrower specifically providing for such extension. Borrower acknowledges and agrees that no course of dealing among Lender, Borrower, Sponsors and their respective counsel (including due diligence investigations or the negotiation or exchange of draft or final executed loan documents) prior to or after the Outside Date shall constitute an extension of such expiration date or otherwise form the basis of any claim against Lender.
F. Exclusivity; Break-Up Fee; Expenses
     (i) Borrower certifies and agree that (A) no other commitment, term sheet, letter of intent or application or similar arrangement has been (or will be, prior to the Outside Date) executed or in effect with respect to the financing of the Property, except for (w) the loan from GE Capital in a principal amount not to exceed $14,500,000 secured by the Timeshare Units, (x) the currently contemplated $277MM construction loan facility expected to encumber the planned 495 unit condominium hotel at the Property, (y) that certain term sheet and/or commitment with Deutsche Bank and/or Goldman Sachs for a term loan facility relating to the transactions contemplated hereby, and (z) that certain term sheet and/or commitment with Lender and/or its affiliates executed simultaneously herewith for a term loan and revolving credit loan (the “Bank Loan”); it being agreed that from and after the date hereof and Sponsors’ receipt of the necessary consents under the Merger Agreement, if any, Borrower and Sponsors shall terminate all such negotiations with Deutsche Bank and Goldman Sachs, and (B) as long as Sponsors obtain the necessary consents under the Merger Agreement, if any, with respect to the Loan contemplated hereby, neither Borrower nor Sponsors (nor any of their respective affiliates) will negotiate nor enter into any discussions with any other person or entity to obtain financing in substitution of the financing contemplated hereby from and after the date hereof and prior to the Outside Date. Notwithstanding anything to the contrary contained herein, Sponsors shall use commercially reasonable efforts to obtain the necessary consents under the Merger Agreement, if any, in the most expeditious manner possible after the date hereof.
     (ii) Borrower hereby agrees that if the Closing does not occur on or prior to the Outside Date for any reason other than Lender’s default or the failure of Borrower to satisfy a condition (unless Lender has waived such condition) after Borrower, in good faith, has used its commercially reasonable efforts to satisfy such condition, and if Borrower or any of its affiliates closes on or prior to the date that is one (1) year following the Outside Date (the “Tail Expiration Date”) a mortgage loan or any other facility of any kind with another lender or financing source relating to (x) directly or indirectly, any refinancing of the Interim Term Loan Amount as defined in the Commitment Letter as defined in the Senior Secured Financing Fee Letter (or a financing or refinancing the Property, in whole or in part, after the repayment of the Interim Loan Amount if such amount is repaid without debt financing), or (y) the Going Private Transaction (or a financing or refinancing the Property, in whole or in part, after the Going Private Transaction if the Going Private Transaction is completed without debt financing), then, in addition to Lender having the right to retain any unused portion of the Initial Deposit (as defined in the Summary of Terms), if any, Borrower shall pay to Lender (upon the initial funding of such other facility) an amount equal to Lender’s Costs (as described in the Summary of Terms) and a “break-up” fee of 0.75% of the aggregate of the Facility Amount (to the extent the Facility did not close), which break-up fee shall constitute Lender’s sole and liquidated damages (it being expressly acknowledged and agreed that Lender’s actual damages in such instance would be impossible to determine). As used herein, “Going Private Transaction” means a transaction pursuant to which a new, duly formed entity owned 100% by the Sponsors acquires 100% of the issued and outstanding stock of Kerzner International Limited pursuant to a structure approved by Lender.
G. Fees and Expenses
     Within five business days after the full execution and delivery of this Commitment, Borrower shall deliver to Lender a deposit of $1,500,000 (which shall constitute the Initial Deposit), which shall be effected by way of wire transfer to Lender’s bank account numbered 3048-9046 at Citibank, NA.
H. Miscellaneous
     (i) Borrower hereby waives any right which they may have to a trial by jury in any action brought on this Commitment or in any way connected with or related to the Loan. Subject to the final sentence of this subsection, each of Lender and Borrower hereby agrees that any legal proceeding relating to this Commitment or the transactions contemplated hereby shall be maintained in a State or United States court of competent jurisdiction sitting in the City, State and County of New York, as Lender shall elect. Lender and Borrower hereby consent and submit themselves to the jurisdiction of the State and United States courts of New York for the purposes of the adjudication of such legal proceedings. The interpretation and enforcement of the parties’ rights and obligations under this Commitment and the Loan Documents shall be governed by New York law without giving effect to principles of conflicts of law. Notwithstanding the foregoing, the Lender and the Borrower agree that the security for the Facility and the Property may be subject to the local legal jurisdiction applicable to the situs of the Property (or each part or parts thereof), which to that extent shall prevail over the foregoing choice of jurisdiction, which is non exclusive.
     (ii) This Commitment is intended for the benefit of the parties hereto and their affiliates and not for the benefit of any third parties, provided that Lender not be prevented from assigning or syndicating the benefit of this Commitment (or part or parts thereof).
     (iii) The Borrower agrees to indemnify and hold harmless the Lender (and its respective directors, officers, employees and agents) (each, an “Indemnified Person”) against any loss, liability, cost or expense incurred in respect of this Commitment (including the reasonable fees and expenses of counsel to such Indemnified Person), except to the extent resulting directly from the gross negligence or willful misconduct of such Indemnified Person.
     (iv) To the extent required for any syndication of this Commitment, the Borrower and the Sponsors shall cooperate with the Lender in the provision of such information package as the Lender shall properly require in order to enable the Lender to be able successfully to syndicate or securitize the Loan (in whole or in part). That information package will need to contain all relevant information about the Borrower, the Sponsors and their respective subsidiaries (if any) and the use to which the proceeds of this Commitment will be applied. The final version of the information package and any additional or supporting information to be provided to prospective lenders will be approved by the Borrower prior to distribution.
     (v) This Commitment may be signed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. By countersigning below, Borrower agrees that the terms of this Commitment shall supersede any and all terms of any Application issued and Lender shall be released from any conditions and obligations to close the Loan except as contemplated in this Commitment.
     (vi) For the purposes hereof, (y) the singular case shall include the plural and the plural the singular and (z) the terms “include(s)” and “including” shall mean “include(s), without limitation,” and “including, without limitation,” respectively.
     (vii) You represent and warrant that, to the best of your knowledge, (i) no written information which has been or is hereafter furnished by you or on your behalf in connection with the transactions contemplated hereby and (ii) no other information given at information meetings or supplied or approved by you or on your behalf (such written information and other information being referred to herein collectively as the “Information”) taken as a whole contained (or, in the case of Information furnished after the date hereof, will contain), as of the time it was (or hereafter is) furnished, any untrue statement of material fact or omitted (or will omit) as of such time to state any material fact necessary to make the statements therein taken as a whole not misleading, in the light of the circumstances under which they were (or hereafter are) made; provided that, with respect to Information consisting of statements, estimates and projections regarding the future performance of the Borrower and its subsidiaries (collectively, the “Projections”), no representation or warranty is made other than that the Projections have been (and, in the case of Projections furnished after the date hereof, will be) prepared in good faith based on assumptions believed to be reasonable at the time of preparation thereof (it being understood that the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control and that no assurance can be given that such Projections will be realized). You agree to supplement the Information and the Projections from time to time until the date of the closing of the Facility, as appropriate, so that the representations and warranties in the preceding sentence remain correct. You understand that, in securitizing and other dispositions of the Facility, Lender will use and rely on the Information and the Projections without independent verification thereof. You represent and warrant that, to the best of your knowledge, Borrower has delivered to Lender a copy of all material documents and agreements relating to the ownership and operation of the Property and has disclosed to Lender all other matters that are material to the ownership and operation of the Property.
     (viii) The parties hereby acknowledge and agree that, with respect to the Facility, CFI shall be named Lead Lender and GACC shall be named Co-Lead Lender.
I. Acceptance
     If the above terms and conditions are acceptable to you, please sign this Commitment in the space provided below to evidence your agreement hereto and return the same to Lender prior to 5:00 p.m. (ET) on June 30, 2006, (with your wire transfer of $1,500,000 to the bank account stated above, constituting the Initial Deposit, to follow within five business days thereafter). Your failure to comply with the instructions set forth in the preceding sentence shall result in this Commitment becoming null and void and of no further force or effect.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Very truly yours,

CFI:

COLUMN FINANCIAL, INC., a Delaware corporation

By:	/s/ Michael Lehrman

Name: Michael Lehrman
Title: Vice President
Execution Page – Commitment

GACC:

GERMAN AMERICAN CAPITAL CORPORATION, a Maryland corporation

By:	/s/ Todd O. Sammann

Name: Todd O. Sammann
Title: Vice President

By:	/s/ James Rolison

Name: James Rolison
Title: Vice President
Execution Page – Commitment

AGREED TO AND ACCEPTED AS OF THE DATE FIRST WRITTEN ABOVE

K-TWO HOLDCO LIMITED	By:	/s/ Howard B. Kerzner

Coral Towers		Name: Howard B. Kerzner
Paradise Island, the Bahamas		Title: President
Execution Page – Commitment

EXHIBIT A-1
SUMMARY OF TERMS
[attached]
Exhibit A-1

SUMMARY OF TERMS
KERZNER — PARADISE ISLAND ASSETS
FINANCING
June 30, 2006

Properties:	All real estate and real estate related assets of Kerzner International Limited (“Kerzner”) located on Paradise Island, Bahamas (the “Paradise Assets”) including, but not limited to, the following (but excluding certain assets to the extent expressly provided below (the “Excluded Assets”)):

· The Atlantis Hotel and Casino (“Atlantis”) including:

Atlantis Hotel and Casino totaling a minimum of 2,317 keys and 100,000 sf of casino and all associated amenities including, but not limited to, all retail space, water amenities and meeting and group space.

To-be-built “Tower III” of the Atlantis Hotel and Casino (“Phase III”) planned for 600 keys, expanded retail space, expansion of the casino and new meeting and group space and all associated amenities including the dolphin swim and expanded water facilities (the “Dolphin Swim”).

· Kerzner’s 100% interest in rental management agreements and fees relating to existing and to-be-built timeshare units (50% JV with Starwood) (the “Timeshare Units”) and the sale proceeds of the Timeshare Units.

· Kerzner’s 100% interest in rental management agreements and fees relating to the to-be-built Condo-Tel (50% JV with Turnberry) expected to be 495 units (the “Condo-Tel Units”) and the sale proceeds of the existing Condo-Tel Units.

· Water Treatment Facility

· 63 slip Marina and all associated retail

· The vacant and unimproved land owned by Kerzner (the “Owned Land”) estimated at 62 prime developable acres with additional acreage around Flamingo Lake

· The Ocean Club (“Ocean Club”) including:
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

Ocean Club Hotel totaling a minimum of 106 keys (including the recently constructed 3 villas) and all associated amenities.

Golf Course

The land to be leased by Kerzner (the “Leased Land”) that is anticipated to be developed into a new golf course to the extent Kerzner has leased the Leased Land;

To-be-completed 88 Ocean Club Residence condominium units (50% JV with local partner) and rental management agreement (the “Condominium Units”);

All of the Kerzner ownership interests in the Paradise Assets are fee interests except that (i) the Timeshare Units, Condo-Tel Units and the Condominium Units are joint venture interests and are referred to herein, together with interest in Palmilla, as the “JV Interests” and the underlying assets are referred to herein, together with Palmilla, as the “JV Properties” and (ii) the Leased Land is a leasehold interest.

Kerzner’s interest in the One&Only Palmilla in Los Cabos, Mexico (“Palmilla”).

Kerzner’s interest in Kerzner International Marine Projects Limited (“Dolphin Owner”).

Excluded Assets:	Kerzner’s interest in Hurricane Hole marina and retail (75% JV with Andrew Farkas), seven acres of undeveloped adjacent land and to-be-acquired adjacent property (collectively, “Hurricane Hole”), including any time share units to be build as part of Hurricane Hole and any income therefrom shall not be part of the Lender’s collateral package.

Sponsors:	Sol and Butch Kerzner, Whitehall Street Global Real Estate Limited Partnership 2005, Colony Capital, LLC, Providence Equity Partners Inc., Istithmar PJSC; The Related Companies, and/or affiliates thereof that are similarly creditworthy (collectively, “Sponsors”).

Borrower:	Each borrower under the Loan (“Borrower”) and each joint venture partner owned directly or indirectly by Kerzner whose JV Interest serves as collateral for the Loan (each, a “Kerzner Joint Venturer”), shall be a special purpose, bankruptcy-remote entity. Lender acknowledges and agrees that any Borrower and any Kerzner Joint Venturer may be a pre-existing entity, provided that such entity satisfies the ratings agency criteria for “recycled entities” and makes customary “backwards” representations and warranties with respect to their prior activities and liabilities (the “Backwards Representations”). The Borrower and the
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

Kerzner Joint Venturers may be Bahamian entities. Borrower’s structure shall include independent directors.

At closing, Borrower and each Kerzner Joint Venturer shall be owned directly or indirectly 100% by the Sponsors. Any change in Borrower (or in any Kerzner Joint Venturer) or in any interest in Borrower or any such Kerzner Joint Venturer, thereafter, shall be subject to Lender’s approval; provided, however, that following transfers shall be permitted without Lender’s approval: (i) transfers of interests among Sponsors; (ii) transfers resulting from or occurring after an initial public offering (to be defined in the loan documents) of Kerzner; (iii) transfers of not more than 49%, in the aggregate, of the direct or indirect interests of Borrower; (iv) transfers of interests in the entities that comprise Sponsor so long as they remain affiliates of the named Sponsors, and (v) other transfers of direct or indirect interests in the Borrower provided that after giving effect to any transfer under this clause (v), (x) Sol and Butch Kerzner shall own at least 15% of the direct or indirect interests in Borrower, (y) one or more of Whitehall Street Global Real Estate Limited Partnership 2005, Colony Capital, LLC, Providence Equity Partners Inc. or Istithmar PJSC (or affiliates of any of the foregoing) shall, in the aggregate, own at least 15% of the direct or indirect interests in Borrower, and (z) with respect to clauses (iii) and (v), one or more of the persons or entities listed in clauses (x) or (y), qualified transferees (to be defined in the Debt Documentation) or such other persons as Lender shall have approved in its reasonable discretion shall control the Borrower. Borrower shall be prohibited from engaging in any other business activities and shall meet applicable rating agency criteria with respect to qualifying as a bankruptcy remote entity. At closing, Borrower shall deliver non-consolidation opinions in form and substance satisfactory to the Lender; provided that Lender acknowledges and agrees that the form of the non-consolidation opinion from Bahamian counsel delivered to Lender’s counsel by Borrower’s counsel is satisfactory with respect to Bahamian entities, subject to such reasonable modifications as may be required by the rating agencies.

Lender:	Each of (i) Column Financial Inc. (a wholly owned subsidiary of Credit Suisse (USA), Inc.) or its successors or permitted assigns (collectively, “CFI”), and (ii) German American Capital Corporation (a wholly owned subsidiary of Deutsche Bank AG), or its successors or permitted assigns (collectively, “GACC” and, together with CFI, each individually or collectively, “Lender”). The Loan shall be provided by CFI (as to 50%) and GACC (as to 50%) on a pari passu basis, and with all obligations of each of CFI and GACC hereunder being on a several but not joint basis.
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

Servicer:	One of the Lenders or its affiliate shall be the Primary Servicer of the Loan and shall remain the Primary Servicer so long as such Lender continues to perform generally in such capacity in connection with securitized loan pools and subject to such Lender being terminated by such party or parties having such right of termination.

Purpose:	The Lender has agreed to provide the Loan to refinance existing debt; fund the construction of Phase III, fund the potential development of the Ocean Club Villas and facilitate the closing of the Going Private Transaction.

“Ocean Club Villas” means the development and construction of approximately 40 villas which will replace the Hartford Wing of the Ocean Club.

“Going Private Transaction” means a transaction pursuant to which a new, duly formed entity owned 100% by the Sponsors acquires 100% of the issued and outstanding stock of Kerzner International Limited pursuant to a structure approved by Lender.

Financing:	A financing facility (the “Financing” or the “Loan”) of a maximum of $2.880 billion. The Financing may consist of both a mortgage loan (“Mortgage Loan”) and/or a mezzanine loan(s) (the “Mezzanine Loan”). The Loan shall consist of the base loan amount of $2.380 billion (the “Base Loan Amount”) and the incremental loan amounts of (x) $400 million (the “Phase III Incremental Loan Amount”) which is being utilized to fund the construction of Phase III (including the new golf course on the Leased Land and, to the extent the Leased Land is not leased pursuant to a Land Lease in accordance with the terms hereof (subject to the provisions below) or Borrower elects not to construct such golf course, the Phase III Loan Amount and consequently the Loan Amount shall be reduced by $45 million (the “Golf Course Amount”)) and (y) $100 million (the “Ocean Club Villas Incremental Loan Amount” and, collectively with the Base Loan Amount and the Phase III Incremental Loan Amount, the “Loan Amount”) which is being utilized to fund the construction of the Ocean Club Villas. Notwithstanding the foregoing, if (i) the Land Lease is not executed by the expiration of the initial term of the Loan or (ii) if the Land Lease is executed but does not provide for Lender’s ability to exercise its remedies or contain reasonable and customary Leasehold Mortgagee Protections for the benefit of Lender as required herein and Borrower is unable to negotiate an alternative structure with Lender reasonably acceptable to Lender within 30 days of the execution of the Land Lease, Lender shall have no further obligation to fund (and Borrower shall have no further right to draw) the Golf Course Amount. To the extent that Kerzner is not able to negotiate such protections, the parties shall negotiate
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

in good faith on an acceptable alternative structure that is reasonably satisfactory to Lender to enable Lender to fund the portion of the Phase III Incremental Loan Amount allocable to the to-be-constructed golf course.

Subject to the satisfaction of all conditions precedent, (i) the Base Loan Amount will be funded at the Closing and (ii) the Phase III Incremental Loan Amount and the Ocean Club Villas Incremental Loan Amount will be funded from and after the initial Closing and in accordance with the following schedule:

Phase III Incremental
Date	Loan Amount Fundings
At Closing:	$125 million
On or before 12/31/06	$100 million
On or before 3/31/07	$75 million
On or before 7/31/07	$50 million
On or before 12/31/07	$50 million
Total:	$400 million

Ocean Club Villas Incremental
Date	Loan Amount Fundings
On or before 7/31/07	$50 million
On or before 12/31/07	$50 million
Total:	$100 million

If the full amounts set forth above have not been drawn by the applicable dates, any amounts so not drawn shall be funded and placed into an interest bearing cash collateral account with Lender with such amounts available to Borrower either (i) to be drawn to pay the costs of the Phase III improvements or the Ocean Club Villas or (ii) to prepay the Loan without premium or penalty. Notwithstanding the foregoing, upon completion of Phase III, provided neither an Event of Default nor a Cash Flow Trap Event shall have occurred and be continuing, any unfunded portion of the Phase III Incremental Loan shall be funded and distributed to Borrower.
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

In the event that the foregoing amount is not funded because of a Cash Flow Trap Event, at Borrower’s request, Lender shall fund such amount into a reserve account controlled by Lender and subject to a first priority, perfected security interest of Lender to be released to Borrower at such time, if any, as such Cash Flow Trap Event shall have terminated.

The Mortgage Loan shall be a first priority mortgage on all of the Properties (including all associated personal property) except for the JV Properties. The Financing shall additionally be secured by (i) a first priority pledge of Kerzner’s JV Interests in the Joint Ventures that own the Condominium Units, the Timeshare Units, the Condo-Tel Units and Palmilla; provided, however, to the extent the consent of a Joint Venture partner or lender is required for such pledge, Kerzner shall use all commercially reasonable efforts to obtain such consent and consent to the exercise by Lender of its remedies and to Lender’s right to become a substitute joint venturer or, if such consents cannot be obtained, a structure shall be implemented that is reasonably satisfactory to Lender with regard to an alternative security arrangement with respect to the Kerzner JV Interests, and (ii) a first priority, perfected security interest in the revenue streams arising out of Kerzner’s interests in the management contracts relating to the Condominium Units, the Timeshare Units and the Condo-Tel Units (in the event that the pledge of the revenue stream arising out of Kerzner’s interest in the management agreement for the Timeshare Units requires the consent of a third party and Kerzner, after the exercise of all commercially reasonable efforts, is unable to obtain such consent, in lieu of such pledge, (x) Kerzner shall enter into a lockbox arrangement for the benefit of Lender into which all revenues from the Timeshare Units due to Kerzner or any of its affiliates shall be deposited, (y) Lender shall be granted a perfected, first priority security interest in the accounts established in connection therewith, and (z) Borrower and Guarantor shall be personally liable for a failure to make any such deposit). The Financing shall additionally be secured by a first priority pledge of Kerzner’s 100% interest in the Dolphin Owner. To the extent the license or licenses to operate the Casino are not assignable under Bahamian law, the Financing will not be secured by an assignment of such licenses. Kerzner shall execute a management agreement in form reasonably satisfactory to Lender whereby Kerzner shall agree at Lender’s request to continue to hold the casino licenses and operate the casino during any foreclosure and thereafter until such time as Lender shall have engaged another operator with the appropriate licenses to operate the casino, provided such operation of the casino complies with local gaming laws. Kerzner shall
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

cause the owner of the Leased Land to consent to Lender exercising its remedies and to granting Lender the reasonable and customary Leasehold Mortgagee Protections to enable it to protect its interest in the ground lease covering the Leased Land (“Land Lease”). The arrangement between Kerzner and Lender with respect to lender protections in the Land Lease is specified above. The Financing shall additionally be secured by (i) a debenture in respect of the Borrower and (ii) a fixed charge over all the Stock held directly or indirectly by Guarantor in the Borrower (which fixed charge will be released with respect to permitted transfers to the extent such fixed charge shall be replaced with an equivalent charge after such transfer).

Lender shall have received a collateral pledge of the shares of a newly formed Bahamian special purpose entity, which shall be a direct wholly-owned subsidiary of Borrower and to which the benefit of the Heads of Agreement shall have been validly assigned. Approval of this Financing, including (without limitation) such collateral pledge, by the Central Bank of The Bahamas is an express condition to the funding of the Loan.

Borrower will be permitted to request advances of the Phase III Incremental Loan Amount and the Ocean Club Villas Incremental Loan Amount in accordance with construction disbursement procedures reasonably acceptable to Lender taking into account the broader scope of the Loan; provided that Borrower may request disbursements for payments of third-party invoices (and not just reimbursement of expenses actually paid by Borrower).

In addition, at the election of Borrower in its sole discretion, the Lender shall fund the entire Loan Amount at the Closing (including the Phase III Incremental Loan Amount and the Ocean Club Villas Incremental Loan Amount). In such case, (i) Borrower shall fund the costs of construction of Phase III and the Ocean Club Villas with equity of the Sponsor as needed on or before December 31, 2007 in the case of Phase III and on the second anniversary of the Closing in the case of the Ocean Club Villas, (ii) at closing, Borrower shall provide Lender, as additional security for the Loan, with a letter of credit satisfactory to the Lender in the amount of the estimated construction costs of the Phase III and Ocean Club Villas with such letter of credit being reduced from time to time by any equity amounts paid by the Sponsor towards the construction of Phase III and the Ocean Club Villas provided that, as to the Ocean Club Villas only, in lieu of such letter of credit, Kerzner may provide a joint and several guaranty from (x) Whitehall Street Global Real Estate Limited Partnership 2005, (y) Colony Capital, LLC and (z) Providence Equity Partners Inc., in form and substance reasonably satisfactory to Lender, and (iii) the Interest Rate
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

Spread shall be reduced by 2 basis points; provided if Kerzner shall only fund a portion of the $500 million such reduction of 2 basis points shall be reduced on a prorated basis.

Structuring of Loan:	Lender reserves the right to split the Loan into two or more notes including, but not limited to, senior and junior notes or participations (including a component note structure), and to sell, assign, syndicate or participate interests in the Loan, in whole or in part, without the consent of Borrower. Such modifications shall not affect the weighted average overall spread over LIBOR to the Borrower, and Borrower shall not be required to execute any document or agreement which would materially decrease its rights or materially increase its obligations relative to those set forth herein.

Documentation:	The Loan shall be documented as: (i) a loan agreement for the Mortgage Loan with relevant ancillary documents (collectively the “Mortgage Loan Documentation”) which shall include appropriate and customary provisions relating to construction advances satisfactory to Lender and (ii) one or more mezzanine loan agreement(s) for the Mezzanine Loan with relevant ancillary documents (collectively the “Mezzanine Documentation”) together with pledge documents and relevant ancillary documents for the pledged Joint Venture Interests (collectively, the “Pledge Documentation”, and collectively with the Mortgage Loan Documentation and the Mezzanine Documentation, the “Debt Documentation”).

Cash Management:	Lockbox acceptable to Lender and Borrower. All credit card receipts shall be paid directly into one or more accounts controlled by Lender (each, a “Lockbox Account”), provided that other than during the continuance of either (i) a Cash Flow Trap Event, and/or (ii) an Event of Default, such funds shall be swept on a daily basis to Borrower’s operating account, without any deductions for interest, reserves or other items.

During the continuance of an Event of Default or a Cash Flow Trap Event, all funds in the Lockbox Account shall be swept on a daily basis to a cash collateral account controlled by Lender. After payment of all scheduled monthly amounts required under the Debt Documentation (including debt service, and applicable reserves and escrows), any of such funds remaining in such cash collateral account shall be held by Lender as an additional reserve (the “Lockbox Reserve”). During the continuance of a Cash Flow Trap Event (but not an Event of Default), funds in the Lockbox Reserve shall be available on a daily basis to pay operating expenses, capital expenditures, FF&E expenditures, other costs and expenses incurred by Borrower in accordance with the budget for the Property (subject to certain
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

exceptions to be specified in the loan documents with respect to non-discretionary items and a reasonable contingency with respect to the Paradise Assets, or at Borrower’s option in its sole discretion, to prepay a portion of the Loan).

In addition, all cash receipts of Borrower shall be forwarded to the applicable Lockbox Account within two (2) business days of receipt. Borrower shall select the lockbox bank(s) and the cash management provisions shall not require Borrower to notify tenants to deposit rents in the lockbox until an Event of Default or a Cash Flow Trap Event has occurred under the Loan except any tenants whose annual rent exceeds $150,000.

As used herein, a “Cash Flow Trap Event” means, on the last day of any calendar quarter during the term of the Loan, that the DSCR (as defined below) for the Property for the trailing 12 month period shall be less than 1.0x. In the event a Cash Flow Trap Event occurs and thereafter Borrower achieves the required DSCR for two consecutive subsequent quarters, then all funds in the Lockbox Reserve shall be released to Borrower.

Term:	Subject to extension as described below, the initial term shall be the later of (i) twenty-four (24) months, and (ii) the expiration of Borrower’s Interest Rate Cap, but in no event longer than four (4) years.

Extension Options:	Successive one-year extension options that, together with the initial term, would provide an aggregate term of five (5) years. Each extension will be granted upon Borrower’s written request made not less than 45 days prior to the then maturity date of the Loan and, in all cases, satisfaction of items (i) thru (iii) below:

(i) the purchase of an Interest Rate Cap having a strike price equal to the greater of (A) 6% or (B) the rate which will result in a 1.10x DSCR in the first extension or 1.2x DSCR in the second and third extensions, and from a counterparty rated at least AA-/Aa3 by Standard & Poor’s Rating Services and Moody’s Investors Service, Inc., respectively, and

(iii) the absence of a monetary default or an event of default under the Loan.

As used in this Summary of Terms:

(A) “DSCR” shall mean, on any date, the ratio of (x) Net Cash Flow (excluding proceeds attributable to the sale of any Condo-Tel Units, Condominium Units, Timeshare Units or other interests in real property) as of such date over (y) interest on the outstanding principal balance of the Loan on such date at the Stress Rate;
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

(B) “Net Cash Flow” means, on any date, (x) the actual gross revenues for the Property over the previous 12-month period, less (y) the sum of all Property-specific operating expenses (i.e. excluding capital expenditures) plus the FF&E Reserve, each incurred over the previous 12-month period; and

(C) “Stress Rate” means the sum of (x) the Interest Rate Spread and (y) the strike price of the then applicable Interest Rate Cap.

Interest Rate:	The Interest Rate will be adjusted monthly at a rate equal to the 30-day LIBOR plus the Interest Rate Spread. During the Term, Interest on the Financing will be payable monthly in arrears and will be payable on the principal amount of the Loan outstanding on an actual/360 basis.

Interest Rate Spread:	175 basis points, subject to adjustment at closing as described in paragraph (3) of the section below entitled “Borrower Covenants”.

The rates above are subject to any tax gross-up capped at the lowest possible withholding rate applicable to financial institutions in Bahamas.

Interest Rate Cap:	The Lender will require the Borrower to purchase an interest rate cap at a strike price of 6.0% for the initial term of the Loan. The Interest Rate Cap provider must be rated at least AA-/Aa3 by Standard & Poor’s Rating Services and Moody’s Investors Service, Inc., respectively.

Amortization:	Interest only.

Payment Date/Interest Accrual Methodology:	Payments of interest will be due and payable on outstanding balance of the Loan Amount on the 9th day of each month (the “Payment Date”), with no grace periods. Interest is payable in arrears for the period commencing on the 9th day of the prior month and ending on the 8th day of the month in which the Payment Date occurs (the “Accrual Period”). If the 9th is not a Business Day, the payment shall be due on the preceding Business Day. A late fee of 3% of the payment amount is payable on amounts not timely paid by Borrower, other than the principal amount of the Loan at maturity or earlier acceleration.

The first Accrual Period will commence on the next succeeding 9th of the month following the Closing Date. Interest from the Closing Date to the first accrual period shall be due on the Closing Date. Interest will accrue based on the actual number of days elapsed in a 360-day year.

Prepayment:	Spread Maintenance for 12 months plus 1.0% of the amount being prepaid (except as relates to the Free Block (as defined below).

A portion of the Loan equal to $15,000,000 (the “Free Block”) is freely
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

prepayable without the payment of any prepayment fee or penalty. In addition, any prepayment in connection with the release of any lien on Kerzner’s interest in Palmilla may be made without any prepayment fee or penalty.

The Loan (other than the Free Block and with respect to Palmilla as provided above) is prepayable in full or in part in months 13-18 with a prepayment penalty equal to 1.0% in month 13 and decreasing by 0.1% each month thereafter until month 18, in which month the prepayment premium will be 0.5%. The Loan is freely prepayable in full or in part after month 18 without any prepayment penalty.

Any prepayments must be made on a Payment Date or, if not, made with compensating interest through the next Payment Date. Except after the occurrence and during the continuance of an Event of Default, all prepayments shall be applied allocated among the Mortgage Loan and the Mezzanine Loans on a pro rata basis.

Partial Release:	Borrower may obtain a release of certain portions of the Property (namely, Palmilla, the One&Only Ocean Club, the Owned Land, and one or more of the JV Interests (excluding the management agreements) and certain other portions to be addressed in the Debt Documentation) from time to time by prepaying a portion of the Loan equal to the applicable release price for such Property to be set forth in the Debt Documentation; provided that (i) no Event of Default is continuing, (ii) the DSCR after giving effect to such release is not less than either the DSCR at closing (assuming all portions of the Phase III Incremental Loan Amount and/or the Ocean Club Villas Incremental Loan Amount that shall have been advanced as of the date of such calculation were funded at closing) or the DSCR immediately prior to such release, and (iii) payment of the prepayment penalty described in the “Prepayment” section above, if any. The release prices for such releases, and whether (and to what extent) an additional test based on an LTV ratio before and after the release shall be required in connection with permitting such release will be reasonably agreed by the parties hereto. Notwithstanding anything to the contrary contained herein, this paragraph will not apply to the sale of Kerzner’s direct or indirect interest in Palmilla nor to individual sales of residential Condominium Units, Condo-Tel Units or Timeshare Units at the JV Properties.

Subject to the provisions of the Scotiabank construction financing and the joint venture agreement in connection with the Condo-Tel Units, 100% of the net proceeds from the sale of any residential Condo-Tel Units actually received by Kerzner or its affiliates will be used to prepay the Loan. From and after October 9, 2007, such prepayment from the sale of Condo-Tel
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

Units shall be made without any prepayment fee or penalty.

In connection with Palmilla, 100% of the net proceeds from the sale of Kerzner’s direct or indirect interest in Palmilla will be used to prepay the Loan and such prepayment from the sale of such interest shall be made without any prepayment fee or penalty.

In connection with the Timeshare Units and the Condominium Units, subject to the provisions of the applicable joint venture agreements, 100% of net proceeds from the sale of any residential Condominium Units or Timeshare Units allocable to Kerzner or its affiliates will be deposited into a supplemental interest reserve which will be available to Borrower for the payment of any debt service shortfalls or at Borrower’s election to prepay a portion of the Loan. In no event shall amounts deposited into such supplemental interest reserve be released to Borrower except in accordance with the express terms and provisions of this paragraph (i.e., such funds will not be released to Borrower upon satisfaction of the DSCR test described in the section entitled “Interest Reserve/Phase III Pre-Opening Reserve,” below).

Escrows and Reserves Generally:	All escrows and reserves held by Lender (including without limitation the Lock Box Reserve) shall be held in interest bearing accounts, and all interest accrued thereon shall be for Borrower’s account.

Taxes and Insurance Escrow:	Reserves shall be maintained by a monthly deposit by Borrower of 1/12 of the annual taxes and 1/12 of the annual insurance premiums as reasonably estimated by Lender. At closing, the reserve will be funded in an amount which, when the required monthly payments are added thereto, will be sufficient to pay such charges when due. At least 10 days prior to the expiration of any insurance policy required to be maintained pursuant to the Debt Documentation, Borrower shall provide evidence that appropriate renewal or replacement policies are binding and in full force and effect. Borrower shall provide evidence that the premium for each insurance policy is paid in full at least 20 days prior to the date payment is due. Notwithstanding the foregoing, the requirement to maintain the insurance reserve shall be waived provided Lender shall have received a guaranty from Guarantor reasonably satisfactory to Lender for the amount that would otherwise have been required to be deposited in the insurance reserve.

Deferred Maintenance Reserve:	At closing, a reserve shall be established equal to 110% of the estimated cost of any immediately needed maintenance and repairs for the Properties (currently estimated at $0). Lender will accept an irrevocable letter of credit from a financial institution acceptable to Lender or allocated availability on Bank Loan in lieu of a cash deferred maintenance reserve.
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

Permitted Renovations & Capital Expenses:	Borrower shall be permitted to perform capital work on the Properties (including renovation, upgrade, or repair) without requiring consent of Lender, provided the cost of any such work, on a per project basis, is funded from the FF&E Reserve or is less than the lesser of (i) $200 million or (ii) 10.0% of the outstanding balance of the Loan. Borrower shall be permitted to perform capital work not otherwise permitted in accordance with the immediately preceding sentence with reasonable consent from Lender (with deemed approval within 20 business days following receipt of a budget upon double notice), provided that the construction of Phase III (including the new golf course on the Leased Land), the Ocean Club Villas, the Timeshare Units, the Condo-Tel Units and the Condominium Units will be subject to the requirements described in the sections entitled “Ocean Club Villas” and “Condominium Units and the Condo-Tel Units” and clauses (11) and (12) of the section entitled “Borrower’s Covenants,” below (if applicable) and will not count towards the thresholds described above.

FF&E Reserve:	The FF&E Reserve, which will be used for replacements of FF&E and other capital expenditures, will be funded with a minimum of 4.0% of annual gross revenues of the Properties.

Interest Reserve:	At closing, an interest reserve shall be established in the amount of $100 million, which will be available to Borrower for the payment of any debt service shortfalls. Lender will accept an irrevocable letter of credit in such amount from a financial institution acceptable to Lender in lieu of such cash reserve. Any funded interest reserve (or letter of credit in lieu thereof) to be returned to Borrower upon the Properties achieving a 1.2x DSCR (based upon the outstanding Loan amount plus the amount of any unfunded portions of the Phase III Incremental Loan Amount and Ocean Club Villas Incremental Loan Amount) for two consecutive quarters.

Limited Recourse:	Borrower and Guarantor shall be personally liable for actual damages resulting from intentional misrepresentation, fraud, misappropriation or misapplication of funds (including rents, casualty/condemnation proceeds and security deposits) in violation of the Debt Documentation, breach of single purpose covenants, any Backwards Representations, prohibited voluntary transfer, voluntary encumbrance, environmental matters and voluntary or collusive involuntary bankruptcy filing, but with recourse for voluntary or collusive involuntary bankruptcy limited to an amount equal to 20% of the outstanding principal balance of the Loan. Furthermore, Borrower and Guarantor shall be personally liable, jointly and severally, for the payment of any and all transfer and stamp taxes payable upon a foreclosure of the Loan or deed in lieu of foreclosure (including pursuant to a foreclosure sale or a deed in lieu of foreclosure to a third party in
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

connection therewith).

Guaranty:	Kerzner (“Guarantor”) will execute a guaranty and indemnity with respect to the recourse obligations of Borrower.

Completion Guaranty:	Kerzner shall provide a completion guaranty for the hard and soft construction costs relating to the construction of Atlantis Phase III and the Ocean Club Villas (if construction commences) and guaranty the prompt and punctual lien free completion of such improvements substantially in accordance with the approved (or deemed approved) plans and specifications.

Kerzner shall provide a completion guaranty for the hard and soft construction costs relating to the construction of the Condominium Units and the Condo-Tel Units similar in scope to the draft of the completion guaranty dated May 24, 2006 among Scotiabank (Bahamas) Limited (“Scotiabank”) and Kerzner International Limited and Turnberry Residential Partner, L.P. delivered to Lender prior to the date hereof or a structure shall be implemented that is satisfactory to Lender that ensures that such improvements will be timely built. Borrower shall use commercially reasonable efforts to cause Scotiabank to deliver an intercreditor agreement reasonably satisfactory to Lender with respect to the Condo-Tel Units and Scotiabank’s and Lender’s respective interests therein; which shall provide at a minimum that upon the occurrence of an event of default of the borrower under its respective facility, Lender shall be given notice of such event of default and Lender shall have the opportunity to buy out such facility at par without penalty; provided that if Borrower is unable to deliver an intercreditor agreement from Scotiabank containing at least the foregoing minimum provisions, Borrower and Lender shall agree on an alternative structure providing adequate Lender protections reasonably satisfactory to Borrower and Lender (and each party agrees to negotiate such alternative structure in good faith).

Brokerage Fees:	Borrower represents and warrants that it has not dealt with any finder or broker in connection with this Commitment Letter. Borrower shall pay any and all commissions and fees and hereby agrees to indemnify and hold Lender harmless from any claim for commissions or fees. Such indemnity shall survive the expiration or termination of this Commitment Letter and/or the Closing.

Title & Survey:	The Borrower shall deliver to Lender at closing (and at Borrower’s sole cost and expense) a title policy and a survey for the Property in form and substance, and issued by an insurer, acceptable to the Lender (and for the JV Interests, to the extent pledged in accordance with the provisions hereof, an Eagle 9 UCC insurance policy (or its equivalent) and a
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

mezzanine endorsement to the owner’s title insurance policy (or its equivalent), each to the extent commercially available). Lender shall have the right to designate the placement of 50% of the total title policy. Borrower shall provide updated perimeter/boundary surveys for the Properties and as-built surveys using depictions of the improvements as certified by a licensed Bahamian surveyor. Such surveys shall include depiction of all material easements on the Properties, but shall not be required to meet all ALTA standards for as-built surveys to the extent the same cannot be reasonably be completed prior to closing; provided, however, that Borrower undertakes to carry out on a post-closing basis such additional surveys of a type and in such manner as Lender may reasonably request. Borrower shall indemnify Lender for any losses in connection with any survey provided for the JV Properties that has not been updated within 30 days of the closing of the Loan. Notwithstanding the foregoing, Kerzner shall use all commercially reasonable efforts to cause each survey delivered to Lender to be certified to Lender from the surveyor on the Lender’s customary form of certification.

Budget Approvals:	The Budget for the 2006 calendar year shall be approved by Lender prior to closing. The Budget for 2007 and subsequent years if extension option(s) are exercised shall require approval of Lender if (i) an Event of Default has occurred and is continuing, or (ii) a Cash Flow Trap Event is continuing. In all events, approval will not be unreasonably withheld, conditioned or delayed and shall be deemed given if not denied by Lender within fifteen days of request therefore. In addition, expenses that are outside of an approved budget may still be paid while any Cash Flow Trap Event is continuing as long as such expenses are (a) increased variable items that result from higher occupancy levels, (b) required to comply with applicable laws or the Loan documents, (c) for emergency expenses required to preserve the value of the Property or to protect health and safety of persons located on or adjacent to the Property, and/or (d) for items of FF&E or capital improvements incurred in the ordinary course of business which are immaterial both individually and in the aggregate.

Ocean Club Villas:	As a condition of Borrower’s right to close the Hartford Wing of the One&Only Ocean Club and draw upon any portion of the Ocean Club Villas Incremental Loan Amount, Lender shall have the right to approve the scope of the Ocean Club Villas project, budget, plans and specifications and such other reasonable and customary diligence; provided that Lender acknowledges and approves that the parameters of the Ocean Club Villas (the “Financing Parameters”) project are as follows: a minimum of 35 new units (consisting of rental villas and for-sale villas), which will be a combination of studios, one-bedroom villas with pools,
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

and larger villa units with pools; provided that (i) for rental villas, subject to clause (ii) below, the reasonably agreed to projections for the project shall demonstrate that the completed project shall generate EBITDA at least equal to the lost EBITDA from the closure of the Hartford Wing plus an incremental yield equal to at least 10% on dollars spent on construction or, as applicable, lent by Lender for such construction costs, and (ii) for for-sale villas, the parties shall agree in the Debt Documentation on appropriate release price mechanisms. If the Ocean Club Villas are funded through the future funding as described above (as opposed to through delayed equity), but Borrower shall spend less than $100 million for the completion of the Ocean Club Villas, Borrower shall be required to prepay the Loan (without prepayment penalty) in amount equal to the unused portion of the Ocean Club Villas Incremental Loan Amount.

To the extent that the Ocean Club Villas are funded through delayed equity of the Sponsors (as provided in the last paragraph of the section entitled “Financing”), the Borrower shall not be required to comply with the requirements for the disbursement of the Ocean Club Incremental Loan Amount (other than the Finance Parameters), but shall certify to Lender that such equity has been applied toward the construction of the Ocean Club Villas project in accordance with the approved scope and parameters thereof and that Borrower shall diligently work to complete such construction in a timely fashion.

If the Ocean Club Villas are funded through delayed equity as described above, on the earlier of the (i) the date of the substantial completion of the Ocean Club Villas project or (ii) March 31, 2008, if Borrower shall have spent less than $100 million on the Ocean Club Villas, Sponsors shall be required to contribute to Borrower an amount equal to $100 million less the amount spent by Borrower on constructing the Ocean Club Villas which amount shall be used to prepay the Loan (without prepayment penalty). If the Ocean Club Villas are not substantially complete by March 31, 2008, Borrower shall deposit, as applicable, the following amounts into a reserve: (i) if construction has not commenced but Borrower has elected to commence such construction, $100 million; (ii) if construction has commenced, $100 million less funds expended to date. To the extent the total budget for the project is less than $100 million, Borrower shall be required to prepay the Loan in an amount equal to the difference between $100 million and the total budget.

Condominium Units and the Condo-Tel Units:	Lender shall have the right to reasonably approve the scope of the Condominium Units and the Condo-Tel Units project, budget, plans and specifications and such other reasonable and customary diligence.
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

Loan Origination Fee:	Lender will be entitled to an origination fee of 0.75% on the entire Loan Amount, provided Sponsors shall receive a credit against such origination fee equal to the interim facility fee (i.e., 0.50% of the total amount of the Interim Term Loan Amount (as defined in the Senior Secured Financing Fee Letter)), if any, paid in accordance with Paragraph 2 of that certain fee letter dated the date hereof (the “Senior Secured Financing Fee Letter”) among Credit Suisse, Credit Suisse Securities (USA) LLC and K-Two Holdco Limited.

Loan Expenses:	Lender shall be entitled to reimbursement of its out-of-pocket expenses, including reasonable fees and expenses of counsel incurred in connection with this transaction whether or not it actually closes and regardless of whether the Initial Deposit is sufficient to cover such fees and expenses (the “Lender Expenses”). Borrower will be directly responsible for payment of any additional fees incurred in connection with the origination and closing of the Loan including (but not limited to) Borrower’s counsel, third party reports, title, and survey. Lender Expenses, and, if requested by Borrower, other third party expenses shall be netted from the Loan Amount at closing.

The “Initial Deposit” shall be $1,500,000 payable within five business days after execution of the Commitment, which Initial Deposit shall be used for actual out-of-pocket expenses incurred in connection with the Third Party Reports and other Lender Expenses. The receipt of the Initial Deposit does not impose any obligation on the Lender; however, upon receipt Lender will order the third party reports and commence its due diligence. To the extent that the Initial Deposit is not used to pay for third party and due diligence costs, the remaining funds will be applied against the Loan Origination Fee at the time of closing, or if the Total Financing does not close, refunded to the Borrower.

Assignment:	To the extent necessary to preserve mortgage recording tax credits, Lender agrees to assign the Mortgage, without recourse, upon sale or refinance following full repayment of the Loan and reimbursement of Lender’s reasonable out-of-pocket expenses in connection therewith.

Closing Date:	On or before December 31, 2006, provided the Borrower shall have satisfied all of the closing conditions included in the Commitment and this Summary of Terms to Lender’s satisfaction, including such conditions as set forth in Schedule 1 attached hereto.

Subject to the satisfaction of such closing conditions, Lender will be prepared to close no later than August 5, 2006.
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

Borrower Covenants:	Customary, including but not limited to the following:

(1) Restrictions on liens and additional debt (other than trade payables in the ordinary course of business not to exceed 2.5% of the Loan amount (not including trade payables incurred in connection with the construction of Phase III or the Ocean Club Villas).

(2) Customary monthly reporting requirements.

(3) Property-specific insurance requirements, including flood and windstorm, political risk and terrorism coverage in amounts and otherwise satisfactory to Lender; provided, however, that the following shall apply:

(i) Subject to sub-paragraph (iii) below, Borrower shall obtain and maintain throughout the term of the Loan, at its sole cost and expense, political risk insurance in an amount equal to $900,000,000 or such lesser amount as can be obtained for an annual premium that does not exceed the lesser of (A) 175% of the premium for the political risk insurance maintained for the first year of the Loan term, and (B) $4,000,000.

(ii) Subject to sub-paragraph (iii) below, Borrower shall obtain and maintain throughout the term of the Loan, at its sole cost and expense, property “all-risk” insurance (including flood and fire, but excluding windstorm risks) in an amount not less than $900,000,000.

(iii) At the closing, Lender shall reasonably determine a reduction to the Interest Rate Spread (the “Spread Adjustment”) equal to the quotient of (x) 50% of the aggregate annual premiums for obtaining and maintaining for the initial 12 months of the Loan term (A) the political risk insurance described in sub-paragraph (i) above and (B) the incremental cost of obtaining the property “all-risk” insurance (excluding windstorm risks) described in sub-paragraph (ii) above in excess of the current coverage of $200,000,000, divided by (y) the principal amount of the Loan. At the closing, the Interest Rate Spread applicable to the Loan hereunder shall be reduced for the entire term of the Loan by the Spread Adjustment; provided that if the Spread Adjustment exceeds 6 basis points, Borrower and Lender shall work in good faith to agree on a mutually acceptable alternative arrangement. (Borrower and Lender

This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

acknowledge that Lender’s insurance advisor has provided the basis upon which a 6 basis point Spread Adjustment was agreed).

(iv) Borrower shall obtain and maintain throughout the term of the Loan, at its sole cost and expense (A) windstorm insurance with third party insurers in an amount not less than $200,000,000 per occurrence (with, in connection with windstorm risks, a deductible of $15,000,000 or less per occurrence and $30,000,000 or less in the aggregate in any one year), and (ii) additional windstorm insurance coverage (the “Additional Windstorm Coverage”) equal to the amount (the “Additional Windstorm Amount”) by which the probable maximum loss with respect to the Property (as stated in a PML report for the Property to be delivered by Marsh & McLennan and approved by Lender prior to the closing) exceeds $200,000,000. Borrower shall have the right to satisfy all or a portion of its obligation to provide the Additional Windstorm Coverage by:

(I) the delivery of one or more letters of credit (collectively, the “Additional Windstorm LOC”) satisfactory to Lender in an aggregate amount equal to the Additional Windstorm Amount (less the amount of the guaranty, if any, delivered as described in sub-paragraph (II) below), together with a replenishment guaranty by K-Two Holdco Limited acceptable to Lender, pursuant to which K-Two Holdco Limited shall be obligated upon any draw being made on such letter of credit during the term of the Loan to provide additional or replacement letters of credit in order to ensure that the aggregate amount of the Additional Windstorm LOC shall not be less than the Additional Windstorm Amount (less the amount of the guaranty, if any, delivered as described in sub-paragraph (II) below); and/or

(II) the delivery of a guaranty by K-Two Holdco Limited acceptable to Lender, pursuant to which K-Two Holdco Limited shall guaranty payment of the Additional Windstorm Amount in the event, and to the extent, that damage covered by the windstorm insurance coverage exceeds the sum of (x)

This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

$200,000,000 and (y) the face amount of the Additional Windstorm LOC, but such guaranty shall not exceed the difference between (A) $100,000,000 and (B) the amount of any per occurrence deductible then applicable under the windstorm insurance.

Notwithstanding the foregoing, in lieu of all or a portion of the letter of credit and/or guaranty set forth in clauses (I) and (II) above, Borrower shall have the right (exercisable at the Closing of the Loan with respect to the entire term of the Loan) to require Lender to fund an amount (the “Additional Windstorm Loan Amount”) as additional loan funds equal to the Additional Windstorm Amount less the sum of (y) the amount of any Additional Windstorm LOC provided at the Closing, and (z) the amount of the guaranty (if any) provided as described in sub-paragraph (II) above, but in any event the Additional Windstorm Loan Amount shall not exceed $200,000,000. Any Additional Windstorm Loan Amount funded at the Closing shall constitute additional collateral for the Borrower’s obligations under the Financing. If Borrower shall not require Lender to fund any Additional Windstorm Loan Amount at the Closing, Lender shall have no further obligation to fund (and Borrower shall have no further right to borrow) the Additional Windstorm Loan Amount. In the event that Lender shall fund any Additional Windstorm Loan Amount at the Closing, Borrower shall cause (at its option to be exercised at the Closing with respect to the entire term of the Loan) either (y) the Sponsors to provide several (and not joint) guarantees acceptable to Lender to replenish any amounts drawn on such reserve account during the term of the Loan, in which event the Additional Windstorm Loan Amount shall bear interest at the rate of LIBOR plus 325 basis points, or (z) K-Two Holdco Limited to provide a guaranty acceptable to Lender to replenish any amounts drawn on such reserve account during the term of the Loan, in which event the Additional Windstorm Loan Amount shall bear interest at the rate of LIBOR plus 750 basis points.

(iv)	Borrower shall obtain and maintain throughout the term of the Loan, at its sole cost and expense, terrorism insurance
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

in an amount equal to $300,000,000, or such lesser amount as can be obtained for an annual premium that does not exceed $1,000,000 (which is 200% of Borrower’s current premium for terrorism insurance).

(4)	Compliance with all laws and permits, including all gaming laws and the liquor license applicable to the Property.

(5)	First priority perfected security interest at all times.

(6)	Negative covenants, including no change of ownership structure (except as specifically permitted), no additional liens (including mechanic’s liens).

(7)	The Borrower shall at all times control and directly or indirectly own 100% of the Property except as to the portion of the Property which are owned in joint venture, in which event Borrower shall at all times control and directly or indirectly own 100% of the Kerzner JV Interests.

(8)	Except as provided herein, any direct or indirect transfers in Borrower shall require Lender’s consent in its sole discretion.

(9)	Customary covenants for hotel and casino debt, including maintenance of all licensor consents and operating covenants for the Property (including the casino).

(10)	Leasing covenants for major leases relating to space in the Improvements.

(11)	Construction covenants in respect of the development and completion of Phase III and the Ocean Club Villas so as to permit commercial operation including, without limitation:

	(A)	the Lender’s right to approve all material construction documentation entered into after the date hereof and material construction contracts entered into after the date; provided this clause (A) shall not apply to the Ocean Club Villas if construction is funded from delayed equity (as provided in the section entitled “Financing”),

	(B)	loan balancing acceptable to Lender; provided this clause (B) shall not apply to the Ocean Club Villas if construction is funded from delayed equity (as provided in the section entitled “Financing”), and

	(C)	conditions precedent to all future advances and mechanics
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

for such advances as contained in the Debt Documentation (which such conditions and mechanics shall be customary for similar construction loans and otherwise acceptable to Lender; provided, however such conditions precedent shall not include any financial tests other than loan balancing); provided this clause (C) shall not apply to the Ocean Club Villas if construction is funded from delayed equity (as provided in the section entitled “Financing”).

(12)	Construction covenants in respect of the development and completion of the Condominium Units, the Condo-Tel Units and future construction of Timeshare Units so as to allow full beneficial occupancy including, Lender’s right to approve all material construction documentation entered into after the date hereof as well as the identity of the construction manager and associated construction contracts entered into after the date hereof.

(13)	Substantial completion of Phase III by 3/31/07, and the Condo-Tel by 5/31/08 and the Condominium Units by 9/30/07, subject to extension for force majeure.

(14)	Borrower shall engage the appropriate Kerzner entity as manager and operator of the Paradise Assets pursuant to one or more management agreements in form and substance reasonably acceptable to Lender.

Additional Insurance:	Lender shall have right, in its sole discretion, to (i) buy any insurance policies it deems necessary or beneficial on behalf of the Borrower at Lender’s cost, (ii) make protective advances in order to restore the Property after the occurrence of a casualty but only to the extent such casualty is outside the scope or amount of coverage provided by the applicable insurance policies maintained by Kerzner, and/or (iii) at Lender’s cost to fund a reserve account or establish other security arrangements to provide funds necessary to restore the Property in the event a casualty occurs, provided that Borrower will be responsible solely to the extent that funds in such account or other security are used to restore the Property, in which case such costs and interest thereon from the date of payment of such costs shall be borne by Borrower. Borrower will be obligated to reasonably cooperate with Lender in buying any such insurance policies at Lender’s cost and to accept any additional funds advanced and loaned to Borrower to restore the Property. Borrower will not otherwise be impacted by Lender’s rights under this paragraph, including that there will be no affect on the calculation of covenants in the bank facility or the DSCR under this Loan unless and to the extent funds
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

from the reserve established under clause (iii) are applied to restore the Property.

Borrower and Guarantor Reps, Warranties and Events of Default:	Customary for facilities of this type.

Governing Law:	New York law, except to the extent Bahamas law governs certain real estate collateral aspects of the transaction.

Regulatory Change:	The Debt Documentation shall contain tax gross-up and regulatory change provisions customary in the LIBOR syndication market.

Stamp/Transfer Tax:	Any stamp or transfer tax payable upon the origination or the foreclosure of the Loan, or any portion thereof, shall be payable by Borrower.

US Patriot Act:	To help fight the funding of terrorism and money laundering activities, pursuant to the USA Patriot Act, Column obtains, verifies, and records information that identifies each person and entity with whom Column is a non-affiliate and with which Column enters into a business relationship. Such verification will include (but is not limited to) name, address, corporate tax identification number, date of birth (applicable to an individual), and other information that will allow Column to identify Borrower and its principals (including corporate resolutions or other identifying documents, as appropriate).

In addition, all client identification and verification rules and regulations under the law of all relevant jurisdictions shall be satisfied.

Securitization, Mezzanine Financing:	Borrower understands that the Lender may securitize all or a portion of the Facility in a public or private securities offering which is rated by one or more rating agencies (the “Securitization”). In this connection (as well as in connection with any syndication of the Mortgage Loan or Mezzanine Loan), the Debt Documentation will require the Borrower to, among other things, provide the Lender with all information and materials reasonably required by the Lender in the Securitization or syndication process (including updated financial and operating statements of the Borrower and, subject to the provisions set forth below, Guarantor), and use commercially reasonable, good faith efforts to help facilitate the consummation of the Securitization or syndication. In connection with a Securitization, certain of the nationally recognized rating agencies (the “Rating Agencies”) will rate some or all of the securities. The Borrower and the Guarantor agree to cooperate with the Lender to effect this Securitization, including providing the Rating Agencies with such
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

additional information as they may request after the Closing Date, and amending the Debt Documentation and organizational documents of the Borrower as may be reasonably required by the Rating Agencies, provided that such amendments do not materially negatively impact the economic terms, rights, liabilities or obligations of Borrower, Sponsors or Guarantor. The Borrower and Guarantor shall indemnify the Lender for any losses that relate to any misleading or incorrect information provided by or on behalf of Borrower and included in the offering document. The Borrower will be economically indifferent to the process of Securitization and, any third-party costs and expenses incurred in connection therewith other than Borrower’s legal expenses shall be paid by the Lender.
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

Schedule 1
Conditions Precedent to Closing
     (a) The closing of the Facility shall occur when each of the following conditions and all conditions set forth in the Commitment and the Summary of Terms are satisfied to Lender’s satisfaction (or waived by the Lender):
     (1) The Going Private Transaction has been consummated in accordance with the terms of the Merger Agreement (provided that Borrower shall not have waived any material conditions to the Going Private Transaction, amended, modified or replaced the documentation governing the same or taken or omitted to take any action in connection therewith that would reasonably be likely to have a material adverse effect on the Properties or the transactions contemplated hereby), as well as in accordance with all laws and regulations of any kind applicable thereto. In connection therewith and in connection with the provision of this Facility, all applicable requirements under U.S. securities laws, the New York Stock Exchange rules and regulations, Bahamian law and all other relevant laws (including, without limitation, any competition laws) have been fully completed and complied with. Borrower shall not have waived any material conditions to the Going Private Transaction, amended, modified or replaced the documentation governing the same or taken or omitted to take any action in connection therewith that would reasonably be likely to have a material adverse effect on the Properties.
     (2) The Sponsors shall have invested not less than $1.5 Billion of equity in Kerzner International Limited as of the Closing (subject to the option under the Summary of Terms to delay a portion of such equity equal to $100 million) and shall provide evidence that Kerzner International Limited has expended approximately $248MM to date on Phase III of Atlantis and has contributed land worth at least $54MM to the Joint Venture for the Condominium Hotel (the “Condo-Tel JV”);
     (3) The Lender shall have received payment of all fees and expenses incurred in connection with the Loan;
     (4) The Lender shall have received all documents the Lender may reasonably request relating to the existence and ownership of the Borrower and the authority for the Debt Documentation, all in form and substance reasonably satisfactory to the Lender; such documentation shall include, without limitation, the organizational documents of the Borrower, as amended, modified or supplemented to the Closing Date, certified to be true, correct and complete by an officer of Borrower as of the Closing Date, together with a good standing certificate for the Borrower from the appropriate governmental authorities in the Borrower’s State of formation and any other jurisdiction in which it or they do business, to be dated not more than thirty (30) days prior to the Closing Date, and all requisite consents of the members of the Borrower, authorizing the transactions contemplated hereby, as well as appropriate legal opinions on such matters (including, without limitation, an opinion that there is no withholding tax due in connection with amounts payable under the Loan);
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

     (5) The Lender shall have received satisfactory reports of UCC, tax lien, judgment and litigation searches conducted by a search firm reasonably acceptable to the Lender with respect to the Properties, the Borrower, the Guarantor and all entities through which, directly or indirectly, the Guarantor own its interests in the Borrower, such searches to be conducted in each of the locations reasonably specified by the Lender;
     (6) All representations and warranties of the Borrower set forth in the Debt Documentation shall be true and correct in all material respects;
     (7) All representations and warranties of Guarantor set forth in the Guaranties shall be true and correct in all material respects;
     (8) The following statements shall be true and the Lender shall have received a certificate dated the Closing Date signed by the managing member of the Borrower stating, to the best of the certifying party’s knowledge, the following:
     (i) All representations and warranties contained in the Debt Documentation are true and correct on and as of the Closing Date as though made on and as of such date; and
     (ii) As of the Closing Date, no Default or Event of Default has occurred and is continuing, or could result from the transactions contemplated by the Debt Documentation;
     (9) Subject to the terms of the Summary of Terms, to the extent any of the material agreements relating to the construction of Phase III, the Condominium Units and the Condo-Tel Units do not include customary lender protection rights (including assignability provisions and termination and cure rights for the benefit of the Lender, and, in connection with Phase III, shall be subordinate to the Debt Documentation), Kerzner shall use commercially reasonable efforts to cause the parties to such material agreements to agree to provide such protection rights for the benefit of Lender;
     (10) Lender shall have received an annual operating budget, historical operating statements and financial information for each of the Properties;
     (11) Lender shall have received copies of all licenses, permits and other authorizations required by any Governmental Authority to operate each of the Properties (including, but not limited to, all gaming and liquor licenses);
     (12) All zoning and entitlements must be in place and Lender must have received evidence, including reasonable and customary evidence that the construction and intended use and operation of the Properties, including Phase III, are permitted under applicable zoning and land use laws;
     (13) Lender shall have received evidence that the Properties comply, in all material respects, with all applicable legal requirements;
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

     (14) Lender shall have received and approved a current Phase I environmental report for each of the Properties, including soil reports customary for such Phase I reports, and a current engineering report for each of the Properties (A) made by an engineer qualified, in Lender’s judgment, in environmental and physical examinations of real estate, (B) duly certified to Lender (and such other reliance parties customarily required by Lender) and to the title companies, and (C) in form and substance reasonably satisfactory to Lender (it being understood that Lender will order the environmental report and the engineering report at Borrower’s expense);
     (15) Lender’s receipt and approval of acceptable agreements, consents and other approvals from all applicable governmental authorities (including, without limitation, all consents and approval required to be obtained by Borrower, Lender or other relevant party from any Bahamian governmental authorities and agencies and all required Property-specific consents) with jurisdiction over the Property approving, as a general matter or more specifically in accordance with Bahamian custom and practice, prior to the date the Facility is originated, for (i) the Facility and the transactions contemplated hereby, (ii) Lender as lender of the Facility, (iii) the Securitization and syndication of the Loan as generally described in the “Securitization, Mezzanine Financing” section of the Summary of Terms including the assignment of all or any portion of the Facility to a grantor trust or REMIC in connection with the securitization, (iv) the syndication of all or any portion of the Facility, and (v) the sale of one or more subordinate portions of the Facility (including, without limitation, participations, subordinate mortgage notes or mezzanine loans) to institutional third parties, in each case, to the extent included in the information provided to the applicable governmental entities in connection with Lender’s request for such consent.
     (16) The Lender being satisfied with all of the Closing requirements provided for in the Commitment (of which this Schedule forms a part);
     (17) All information provided to Lender on or prior to the Closing regarding the business, assets, operations or financial condition of Borrower, the Properties, Sponsors and Guarantor, the purposes of the Loan, the physical condition of the Properties or otherwise shall be true and correct in all material respects;
     (18) All matters of local law relating to the legality of Lender making the Loan and the enforceability of the Debt Documentation shall have been resolved to Lender’s satisfaction;
     (19) All necessary actions have been taken by or on behalf of Borrower in order to ensure that Lender has a valid, binding, enforceable and perfected security interest in all of the Properties in which Lender is to be granted such a security interest pursuant to the terms hereof; and
     (20) Confirmation that no other material documentation exist that is material to Borrower’s right to own, build, and legally operate the Properties as currently anticipated (and to assign such rights to Lender) to the extent that such documentation has not previously been provided to Lender or made available to Lender.
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.

     (b) In addition, on or prior to the Closing Date:
     (1) the Debt Documentation, and all other documents and instruments required by Lender and its counsel (in form and substance satisfactory to Lender and its counsel) shall have been duly executed and delivered; and
     (2) Lender shall have received:
     (i) policies of title insurance, issued by the companies issuing the preliminary reports of title, insuring Lender’s interest as holder of the Mortgage, subject to no prior lien or encumbrance not approved by Lender and its counsel (together with executed copies of any required reinsurance agreements, if any, and co-insurance in amounts and with title companies required by Lender and including such affirmative coverage as Lender shall have required);
     (ii) subject to the Summary of Terms, policies of comprehensive general liability insurance and policies of insurance covering risk of loss or damage to the Property by fire and the hazards covered by extended coverage endorsements and such other insurable hazards (including, without limitation, terrorism coverage, political risk, windstorm, flood and collapse) as Lender may require, which policies shall be in form and amounts and with companies satisfactory to Lender; and
     (iii) such other documents, instruments, estoppels, legal opinions and assurances (in form and substance satisfactory to Lender and its counsel) as Lender or its counsel may reasonably request.
This Preliminary Summary of Terms is provided for discussion purposes only and does not constitute a commitment to lend or an agreement to issue a commitment. Its terms are not all inclusive and are subject to Lender’s credit committees approval as well as satisfactory secondary market conditions and Rating Agency affirmation. Additions and changes may be made as Lender and its counsel deem necessary, prudent or desirable. No agreement (oral or otherwise) that may be reached during negotiations shall be binding upon the parties until a commitment letter has been executed by all parties. The Preliminary Summary of Terms shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by you other than in connection with evaluating the transaction described herein.